Exhibit 99.1

Pernod Ricard announces the disposal of

Glen Grant, Old Smuggler and Braemar to Campari

Press Release -Paris, 22 December 2005

The Pernod Ricard Group signed today two agreements with Campari for the disposal of both its Glen Grant single malt whisky (brands, inventories, distillery and other associated assets) and Old Smuggler and Braemar (brands, inventories). These transactions amount to around €115 million and €15 million respectively.

Pernod Ricard thus honours its commitment to the European Commission to dispose of Glen Grant, Old Smuggler and Braemar brands, within the framework of the Allied Domecq Plc acquisition.

The transaction should close in the 1st quarter of 2006 upon receipt of the different administrative authorities approvals, in particular that from the competition authorities.

The Group’s priority brands of single malt whiskies remain The Glenlivet and Aberlour.

Commenting on these transactions, Patrick Ricard stated:

“The disposal of Glen Grant, Old Smuggler and Braemar, following the sale of the Dunkin' Brands and our minority stake in Britvic, has enabled us to complete, within a very short period of time, the disposal programme to which the Group had committed itself, and, to reduce indebtedness”.

Pernod Ricard was advised in these transactions by BNP Paribas and the Macfarlanes and Maclays law firms.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 41 00 41 00 – FAX: +33 (0)1 41 00 40 85 – RCS (PARIS) N°B 582 041 943